UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 18, 2011

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Office of CEO

In light of the July 13, 2011 order of the Supreme Court of the State of New York, as previously described in that certain Current Report on Form 6-K of CDC Corporation (the “Company”) dated July 15, 2011, the Company’s Chief Executive Officer, Mr. Peter Yip, has agreed to be placed on administrative leave, effective immediately, pending the outcome of an investigation being conducted by a special committee (the “Special Committee”) comprised in majority of independent members of the board of directors of the Company (the “Board”) and its subsidiary, CDC Software Corporation, formed to investigate the matters related to the July 13th Order. Mr. Yip remains as Vice Chairman of the Board.

The Special Committee will assist in evaluating candidates, from both internal and external sources, to fill the office of Interim Chief Executive Officer, during the pendency of the investigation. In the interim, the Board is confident that the Company’s ongoing operations will be effectively managed by members of its senior management, as well as the Chief Executive Officers of the Company’s subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2011

CDC CORPORATION

By:	/s/ Donald L. Novajosky
Name: Donald L. Novajosky
Title: Vice President and Associate General Counsel